Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Meda AB

The Offer is not being made, and this press release may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, any jurisdiction in which the making of the Offer, the distribution of this press release or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law, Dutch law and U.S. law.

PRESS RELEASE, 10 February 2016 (CET)

Mylan to Acquire Meda

Price of SEK 165 per Meda Share at Announcement Represents a Multiple of Approximately 12.9x 2015 Adjusted EBITDA and 8.9x 2015 Adjusted EBITDA with Synergies

Strengthens Mylan’s Position as a Diversified Global Pharmaceutical Leader with an Expansive and Growing Portfolio of Specialty, Generic and OTC Products and a Strong, Complementary Therapeutic Presence

Combined Business Will Have Critical Mass across Commercial Channels in Europe, a Leading U.S. Specialty Business, and an Exciting Platform for Growth in Emerging Markets

Expected to Be Immediately Accretive to Mylan Earnings, with Accretion Increasing Significantly after First Full Year (2017) as Synergies Are Realized; Creates Opportunity to Achieve $0.35-$0.40 Accretion in 2017 and to Accelerate Achievement of Previously Stated $6.00 Adjusted Diluted EPS Target in 2017 Versus 2018

Anticipated Annual Operational Synergies of Approximately $350 million

Meda’s Board of Directors Recommends that Meda Shareholders Accept Mylan’s Public Cash-and-Stock Offer, as it Delivers Immediate and Significant Value to Meda Shareholders; Meda’s Two Largest Shareholders, Representing Approximately 30 Percent of Meda’s Outstanding Shares, Have Undertaken to Accept the Offer

Mylan N.V. (NASDAQ, TASE: MYL), a leading global pharmaceutical company (“Mylan”), today announced a recommended public offer to the shareholders of Meda Aktiebolag (publ.) (“Meda”) to tender all their shares in Meda to Mylan (the “Offer”). The total Offer consideration consists of a combination of cash and Mylan ordinary shares (“Mylan Shares”) with a value at announcement of SEK 165 per Meda share. The total value of the Offer for all Meda shares, including Meda net debt, is approximately SEK 83.6 billion or USD 9.9 billion, which represents a multiple of approximately 8.9x 2015 adjusted EBITDA with synergies.

The combination of Mylan and Meda will create a diversified global pharmaceutical leader with an expansive portfolio of branded and generic medicines and a strong and growing portfolio of over-the-counter (OTC) products. The combined company will have a balanced global footprint with significant scale in key geographic markets, particularly the U.S. and Europe. The acquisition of Meda also provides Mylan with entry into a number of new and attractive emerging markets, including China, Southeast Asia, Russia, the Middle East and Mexico, complemented by Mylan’s presence in India, Brazil and Africa. Mylan and Meda have a highly complementary therapeutic presence, which will create a leading global player in respiratory / allergy, and achieve critical mass in dermatology and pain, offering greater opportunities for growth in these categories.

The Offer has been unanimously approved by Mylan’s board of directors and unanimously recommended by Meda’s board of directors. Meda’s two largest shareholders, representing in the aggregate approximately 30 percent of Meda’s outstanding shares, have undertaken to accept the Offer, subject to certain conditions. Meda’s shares are listed on Nasdaq Stockholm, Large Cap. The Offer is subject to the satisfaction of a number of customary conditions, including clearance from relevant competition authorities, and is expected to be completed by the end of the third quarter of 2016. The Offer is not subject to approval by Mylan shareholders and is not subject to any financing conditions.

Comments from Mylan

Mylan Executive Chairman, Robert Coury, commented, “Our acquisition of Meda will allow us to accelerate and deliver on the clear and compelling vision and strategy we have continuously communicated to our shareholders, and once again deliver a transaction that will create significant value. We believe Mylan is uniquely positioned in the global pharmaceutical space today, with very strong fundamentals and a long and successful track record of executing on all previous acquisitions and organic opportunities. We structured this transaction in a way that optimizes our balance sheet and still leaves us ample financial flexibility to continue to complement our business with additional attractive opportunities.

“Meda is a unique and strategic asset, with a high quality workforce, which will add to our powerful, diversified and sustainable global platform and provide exciting new opportunities for Mylan, its shareholders and all of our other stakeholders. I look forward to welcoming Meda’s talented workforce to Mylan upon closing, and also to welcoming our newest shareholders, including Stena and Fidim. On behalf of Mylan’s entire board of directors, we look forward to them becoming long-term shareholders in the success of our combined company.”

Mylan CEO, Heather Bresch, commented, “This transaction builds on everything we have put in place around the world, including our recent acquisition of the Abbott non-U.S. developed markets specialty and branded generics business. Meda brings us greater scale, breadth and diversity across products, geographies and sales channels, and together we will have an even stronger global commercial infrastructure. We have been very clear about our commitment to enter the OTC space and continue our expansion in emerging markets and, with this transaction, we will have an approximately $1 billion OTC business at close and gain entry into new growth markets such as China, Southeast Asia, Russia and the Middle East. Meda and Mylan also have an extremely complementary therapeutic presence and we see exciting opportunities across a number of strategically important categories, particularly allergy/respiratory, given the strength of our combined portfolio, the multitude of exciting launches we will have in the coming years, and the commercial strength of our combined business. Importantly, this transaction is extremely financially compelling, providing significant accretion to Mylan’s earnings per share, the opportunity for substantial synergies and the further acceleration of our growth trajectory, with the transaction providing the opportunity to achieve $0.35-$0.40 accretion in 2017 and to accelerate achievement of our previously stated $6.00 adjusted diluted EPS target to 2017, versus 2018.1

“Given our long relationship and existing successful EpiPen partnership in Europe with Meda, we have come to know their business, people and culture extremely well, and we are confident that we will be able to quickly begin realizing the significant value we see from this combination and continue to enhance our leadership position in today’s highly competitive and rapidly evolving industry.”

Comments from Meda, Stena Sessan Rederi AB and Fidim S.r.l.

“On behalf of the Meda Board, I am pleased to announce that we recommend to our shareholders to accept Mylan’s Offer. We believe that the Offer provides excellent value for Meda shareholders and we share a common vision with Mylan to create a leading pharma player. The transaction will provide critical mass across all commercial channels in Europe, create a leading U.S. specialty business and provide an exciting platform for growth in emerging markets,” said Peter von Ehrenheim, member of the Board of Directors of Meda.

[1]	Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance.

“Over the course of more than 10 years, I have been privileged to first be a part of, and more recently to lead, Meda. I believe that Meda is an exceptional organization that has continued to go from strength to strength and has a strong and well-defined growth profile going forward. The proposed transaction with Mylan is very compelling from a strategic standpoint and I believe Meda will be a strong partner for Mylan and will bring additional value to Mylan. The two businesses are highly complementary, and the combined business will benefit from strong therapeutic presence in respiratory/allergy, dermatology and pain and inflammation, as well as enhancing our mass in Europe and US presence,” said Chief Executive Officer of Meda, Dr. Jörg-Thomas Dierks.

“Stena Sessan welcomes the Offer made by Mylan and believes the combined entity will benefit all shareholders, given the combined scale in an ever consolidating market. The combined entity will create a global leader which is a diversified player across specialty, generics and OTC with a strong growth profile. Stena looks forward to becoming a long-term shareholder of Mylan,” said Martin Svalstedt, Chairman of Meda and CEO of Stena Sessan AB.

“Fidim S.r.l. is delighted to receive the Offer from Mylan. Having been the owner of Rottapharm and then the second largest shareholder in Meda, we see this as the next step in continuing the market consolidation to extract the best value for all Meda stakeholders and to create a global pharma player of which we have the intention to remain a long-term shareholder,” said Luca Rovati from Fidim S.r.l.

The Offer in brief

•	At announcement, the Offer consideration values each Meda share at SEK 165 and the total equity value of the Offer for all Meda shares is approximately SEK 60.3 billion or USD 7.2 billion.[2]

•	The total Offer consideration consists of a combination of cash and Mylan Shares. Subject to the potential adjustment to the composition of the Offer consideration as described below, Mylan is offering each Meda shareholder:

•	in respect of 80 percent of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share; and

•	in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder:

•	(i) if the volume-weighted average sale price per Mylan Share on the NASDAQ Global Select Stock Market for the 20 consecutive trading days ending on and including the second trading day prior to the Offer being declared unconditional (the “Offeror Average Closing Price”) is greater than USD 50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at a SEK/USD exchange rate of 8.4158;

•	(ii) if the Offeror Average Closing Price is greater than USD 30.78 and less than or equal to USD 50.74, 0.386 Mylan Shares per Meda share; or

•	(iii) if the Offeror Average Closing Price is less than or equal to USD 30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at a SEK/USD exchange rate of 8.4158.

[2]	The total Offer equity value of approximately SEK 60.3 billion or USD 7.2 billion is based on (1) a Mylan Share closing price of USD 50.74 as of 9 February 2016, (2) a SEK/USD exchange rate of 8.4158 as of 9 February 2016 and (3) 365,467,371 outstanding Meda shares as of 9 February 2016.

•	Substantial pre-tax annual operational synergies of approximately $350 million are expected to be achieved by year four after consummation of the Offer.

•	The transaction is expected to be immediately accretive to Mylan earnings, with accretion increasing significantly after the first full year (2017) as synergies are realized. The transaction creates an opportunity to achieve $0.35 to $0.40 accretion in 2017 and to accelerate achievement of Mylan’s previously stated $6.00 in adjusted diluted EPS target in 2017 versus 2018.[3]

•	The Board of Directors of Meda unanimously recommends that Meda shareholders accept the Offer.[4] The Meda Board of Directors has obtained a fairness opinion from SEB Corporate Finance, Skandinaviska Enskilda Banken AB (“SEB Corporate Finance”) regarding the Offer stating that the Offer is fair from a financial point of view to the shareholders of Meda.

•	Stena Sessan Rederi AB (“Stena”) and Fidim S.r.l. (“Fidim”), which own approximately 21 percent and 9 percent, respectively, of the outstanding shares and votes of Meda, have undertaken to accept the Offer, subject to certain conditions.

•	The Offer is not subject to any financing conditions. Mylan will finance the cash portion of the Offer consideration through a new bridge credit facility arranged by Deutsche Bank Securities Inc. and Goldman Sachs Bank USA.

•	Mylan intends to list the Mylan Shares to be issued in the Offer on the NASDAQ Global Select Market in the United States and the Tel Aviv Stock Exchange in Israel.

•	The Offer is subject to the satisfaction of a number of customary conditions, including clearance from relevant competition authorities. The Offer is not subject to approval by Mylan shareholders.

•	The Offer is expected to close by the end of the third quarter of 2016 (with the acceptance period of the Offer is expected to run from 20 May 2016 to 29 July 2016).

Background and reasons for the Offer

Mylan believes the transaction has a compelling strategic fit. In an environment where scale and reach are becoming increasingly important, a combination of Mylan and Meda will create a platform for sustainable, long-term growth:

•	The combined company will be a diversified global pharmaceutical leader, with a strong presence across geographies, therapeutic categories and channels, and with the breadth, scale and diversity to drive durable growth for the long term.

•	Following completion of the acquisition of Meda, Mylan will have an enhanced financial profile with approximately USD 11.8 billion in combined 2015 sales and combined 2015 adjusted EBITDA of approximately USD 3.8 billion.

•	The combined business will have a balanced portfolio of more than 2,000 products across the branded/specialty, generics and OTC segments, sold in more than 165 markets around the world.

[3]	See footnote 1.
[4]	Since each of Stena and Fidim has entered into an undertaking to tender its Meda shares in the Offer and a related shareholder agreement (please see “Undertakings to accept the Offer and shareholder agreements” below), Board members Martin Svalstedt, Luca Rovati, Peter Claesson and Lars Westerberg have not participated in the Meda Board of Directors’ decision to recommend the Offer. The other Meda Board members who did participate in such decision unanimously recommend the Offer.

•	The transaction will build on Mylan’s recent acquisition of the Abbott non-U.S. developed markets specialty and branded generics business to create an unparalleled European platform for growth - one that is well-positioned to succeed in this dynamic and challenging region. The transaction also consolidates EpiPen® Auto-Injector in Europe, providing greater opportunities to build the brand in this region.

•	The transaction delivers on Mylan’s long-stated commitment to develop a substantial presence in the OTC segment, by creating an approximately USD 1 billion global OTC business at close.

•	Mylan’s and Meda’s complementary therapeutic presence will create a scale player in respiratory / allergy, dermatology and pain products, providing greater opportunities for growth in these areas and maximizing the potential of future product launches.

•	By offering one of the industry’s broadest portfolios of products across all customer channels (e.g., specialty, generics and OTC), the combined company will be well-positioned to deliver greater value to customers, which is increasingly important in light of the evolving payor and distributor environment. The combined portfolio will be supported by an expansive global commercial infrastructure, with sales representatives operating in 60 countries. The combined company will retain significant control over its supply chain, operating one of the industry’s most extensive and highest-quality manufacturing and research and development platforms with approximately 60 facilities.

•	Substantial pre-tax annual operational synergies of approximately $350 million by year four after consummation of the Offer are expected to be realized as a result of savings associated with integration and optimization across cost components and functions, and through leveraging opportunities of the combined commercial platform. Components of these synergies include: (1) optimization of the combined commercial platform, (2) optimization of COGS through world-class supply chain, vertical integration and global sourcing excellence, (3) elimination of redundant general and administrative costs, including public company costs, and (4) cross-fertilization opportunities of the combined product portfolio.

•	The transaction is expected to be immediately accretive to Mylan earnings, with accretion increasing significantly after the first full year (2017) as synergies are realized. The transaction creates an opportunity to achieve $0.35 to $0.40 accretion in 2017 and to accelerate achievement of Mylan’s previously stated $6.00 in adjusted diluted EPS target in 2017 versus 2018.[5]

•	Mylan’s pro forma leverage at close is expected to be approximately 3.8x debt-to-adjusted EBITDA, and the significant free cash flows generated by the combined company will allow for rapid deleveraging. As a result, Mylan will retain ample financial flexibility to pursue additional external opportunities.

Mylan believes that the Offer is compelling given that:

•	the Offer consideration represents a meaningful premium for Meda shareholders;

•	at announcement, the total value of the Offer for all Meda shares, including Meda net debt, is approximately SEK 83.6 billion or USD 9.9 billion, which represents a multiple of approximately 8.9x 2015 adjusted EBITDA with synergies;[6]

[5]	See footnote 1.
[6]	The total Offer value (including Meda net debt) of approximately SEK 83.6 billion or USD 9.9 billion is based on (1) a Mylan Share closing price of USD 50.74 as of 9 February 2016, (2) a SEK/USD exchange rate of 8.4158 as of 9 February 2016, (3) 365,467,371 outstanding Meda shares as of 9 February 2016 and (4) net debt of Meda of SEK 23.3 billion as of 31 December 2015.

•	if the Offer is completed, Meda shareholders will become shareholders of Mylan, which has a clear track record of creating shareholder value, with an annualized three year total shareholder return of approximately 20.7 percent;[7] and

•	the Offer is fully financed and not conditional on further due diligence.

In addition to the compelling value to shareholders, the acquisition of Meda by Mylan would offer substantial benefits to the other stakeholders of both companies. For example, the combination would provide a broader variety of opportunities to employees. The position of creditors, customers and suppliers would also be enhanced by the combined company’s scale and significant cash flows, and patients would receive improved access to high-quality medicine through increased scale across geographies and robust capabilities to drive innovation.

Management and employees

Mylan recognizes the exceptional capabilities and skills of Meda’s dedicated management and employees and looks forward to welcoming these individuals to Mylan. Further, Meda has infrastructure in a number of markets where Mylan currently has limited resources, including Sweden. To realize the synergies discussed above, the integration of Mylan and Meda will likely entail some changes to the organization, operations and employees of the combined group. In the period following the completion of the Offer and following careful review of the needs of the combined business, Mylan will determine the optimal structure of the combined company to continue to deliver success in the future. Before completion of the Offer it is too early to say which measures will be taken and the impact these would have. There are currently no decisions on any material changes to Mylan’s or Meda’s employees and management or to the existing organization and operations, including the terms of employment and locations of the business.

The Offer

At announcement, the Offer consideration values each Meda share at SEK 165 and the total equity value of the Offer for all Meda shares is approximately SEK 60.3 billion or USD 7.2 billion.8

The total Offer consideration consists of a combination of cash and Mylan Shares. Subject to the adjustment to the composition of the Offer consideration as described below, Mylan is offering each Meda shareholder:

•	in respect of 80 percent of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share; and

•	in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder:

•	(i) if the Offeror Average Closing Price is greater than USD 50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at a SEK/USD exchange rate of 8.4158;

•	(ii) if the Offeror Average Closing Price is greater than USD 30.78 and less than or equal to USD 50.74, 0.386 Mylan Shares per Meda share; or

[7]	Reflects the annualized total share price return between 8 February 2013 and 9 February 2016, per FactSet.
[8]	The total Offer equity value of approximately SEK 60.3 billion or USD 7.2 billion is based on (1) a Mylan Share closing price of USD 50.74 as of 9 February 2016, (2) a SEK/USD exchange rate of 8.4158 as of 9 February 2016 and (3) 365,467,371 outstanding Meda shares as of 9 February 2016.

•	(iii) if the Offeror Average Closing Price is less than or equal to USD 30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at a SEK/USD exchange rate of 8.4158.

If the aggregate number of Mylan Shares that otherwise would be required to be issued by Mylan as described above exceeds 28,214,081 Mylan Shares (the “Share Cap”),9 then Mylan will have the option (in its sole discretion) to (a) issue Mylan Shares in connection with the Offer in excess of the Share Cap and thus pay the share portion of the Offer consideration as described above (i.e. the 20 percent set out above), (b) increase the cash portion of the Offer consideration (so that it becomes larger than the 80 percent set out above) and thus correspondingly decrease the share portion of the Offer consideration (so that it becomes smaller than the 20 percent set out above) such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap or (c) execute a combination of the foregoing. The potential adjustment to the composition of the Offer consideration, together with illustrative examples, will be described in further detail in the offer document to be prepared for the Offer.

In short, each Meda shareholder will receive between SEK 152 and SEK 165 per Meda share in a combination of cash and Mylan Shares.10

Only whole Mylan Shares will be delivered to Meda shareholders who accept the Offer. Treatment of fractional shares will be described in the offer document to be prepared for the Offer.

If Meda pays dividends or makes any other distributions to its shareholders with a record date occurring prior to the settlement of the Offer, or issues new shares (or takes any similar corporate action) resulting in a reduction of the value per share in Meda prior to the settlement of the Offer, the Offer consideration will be reduced accordingly. The reduction shall first be made against the cash portion of the Offer consideration. Mylan reserves the right to determine whether this price adjustment mechanism or condition (vii) to the completion of the Offer shall be invoked. Notwithstanding the foregoing in this paragraph, Meda will be permitted to pay in 2016 its regular annual cash dividend in respect of Meda shares not exceeding SEK 2.5 per Meda share, with declaration, record and payment dates consistent with past practice, and such regular annual cash dividend shall not reduce the Offer consideration.

No commission will be charged in respect of the settlement of the Meda shares tendered to Mylan in the Offer.

The Offer is not subject to any financing conditions. The cash portion of the Offer consideration will be financed by a new bridge credit facility arranged by Deutsche Bank Securities Inc. and Goldman Sachs Bank USA.

At the time of this announcement Mylan does not hold any Meda shares or any financial instruments that give financial exposure to Meda shares, nor has Mylan acquired or agreed to acquire any Meda shares or any financial instruments that give financial exposure to Meda shares during the six months preceding the announcement of the Offer. For further information about the undertakings by each of Stena and Fidim to accept the Offer, please see “Undertakings to accept the Offer and shareholder agreements” below.

Share-based awards granted by Meda to employees under Meda’s incentive plans

The Offer does not include any share-based awards granted by Meda to its employees. Mylan intends to procure fair treatment in connection with the transaction for holders of such share-based awards.

[9]	The Share Cap will be exceeded if the Offeror Average Closing Price is less than USD 30.78, assuming that 100% of the outstanding Meda shares are tendered in the Offer.
[10]	Based on a SEK/USD exchange rate of 8.4158 as of 9 February 2016.

Offer value and premium

At announcement, the total value of the Offer for all Meda shares, including Meda net debt, is approximately SEK 83.6 billion or USD 9.9 billion, which represents a multiple of approximately 8.9x 2015 adjusted EBITDA with synergies.11

The Offer represents a premium of:

•	approximately 9 percent compared to the 52-week intraday high of SEK 152.00 per Meda share on Nasdaq Stockholm on 13 April 2015 for the 52-week period up to and including 10 February 2016, the last trading day prior to the announcement of the Offer;

•	approximately 68 percent compared to the 90 calendar day volume-weighted average share price of SEK 98.50 per Meda share on Nasdaq Stockholm, up to and including 10 February 2016, the last trading day prior to the announcement of the Offer; and

•	approximately 92 percent compared to the closing share price of SEK 86.05 per Meda share on Nasdaq Stockholm on 10 February 2016, the last trading day prior to the announcement of the Offer.

Financing of the Offer

The aggregate cash consideration payable in the Offer for all Meda shares will be approximately SEK 48.2 billion (USD 5.7 billion).12 The cash consideration will be financed by a new bridge credit facility arranged by Deutsche Bank Securities Inc. and Goldman Sachs Bank USA. The conditions to drawdown are usual and customary for a facility of this type.

Recommendation from the Board of Directors of Meda

The Board of Directors of Meda unanimously recommends that Meda shareholders accept the Offer.13 The Meda Board of Directors has obtained a fairness opinion from SEB Corporate Finance regarding the Offer stating that the Offer is fair from a financial point of view to the shareholders of Meda.

Undertakings to accept the Offer and shareholder agreements

Undertakings to accept the Offer

Mylan has received irrevocable undertakings to accept the Offer from (1) Stena in respect of 75,652,948 Meda shares, representing approximately 21 percent of the outstanding shares and votes of Meda, and (2) Fidim in respect of 33,016,266 Meda shares, representing approximately 9 percent of the outstanding shares and votes of Meda. The irrevocable undertakings given by Stena and Fidim relate to their entire respective holdings of Meda shares. Each of Stena and Fidim has undertaken to accept the Offer no later than five business days prior to the expiry of the initial

[11]	The total Offer value (including Meda net debt) of approximately SEK 83.6 billion or USD 9.9 billion is based on (1) a Mylan Share closing price of USD 50.74 as of 9 February 2016, (2) a SEK/USD exchange rate of 8.4158 as of 9 February 2016, (3) 365,467,371 outstanding Meda shares as of 9 February 2016 and (4) net debt of Meda of SEK 23.3 billion as of 31 December 2015.
[12]	Based on (1) a SEK/USD exchange rate of 8.4158 as of 9 February 2016, (2) 365,467,371 outstanding Meda shares as of 9 February 2016 and (3) 80% of the total Offer consideration being paid in cash.
[13]

Since each of Stena and Fidim has entered into an undertaking to tender its Meda shares in the Offer and a related shareholder agreement (please see “Undertakings to accept the Offer and shareholder agreements” below), Board members Martin Svalstedt, Luca Rovati, Peter Claesson and Lars Westerberg have not participated in the Meda Board of Directors’ decision to recommend the Offer. The other Meda Board members who did participate in such decision unanimously recommend the Offer.

acceptance period of the Offer. The irrevocable undertakings given by Stena and Fidim shall be terminated if (i) a third party, prior to the Offer having been declared unconditional, makes a public offer to acquire all outstanding Meda shares at an offer value exceeding the value of the Offer by more than SEK 15 per share of Meda, (ii) the Offer is withdrawn, (iii) the Offer is not declared unconditional on or before 10 February 2017 or (iv) Mylan commits a material breach of applicable laws and regulations relating to the Offer.

Shareholder agreements

Each of Stena and Fidim has entered into a shareholder agreement with Mylan. Each shareholder agreement imposes certain restrictions on the applicable shareholder, including prohibiting transfers of Mylan Shares to competitors of Mylan and to activist investors (as defined in such shareholder agreement), as well as certain customary standstill limitations. Each shareholder agreement also imposes non-competition, non-solicitation and non-hire restrictions on the applicable shareholder for a period of 24 months after the Offer is declared unconditional. Each of Stena and Fidim has agreed pursuant to its applicable shareholder agreement to vote its Mylan Shares in accordance with the recommendation of the Mylan’s board of directors in the period up to and including the 180th day following settlement of the Offer and not vote its Mylan Shares against the recommendation of the Mylan’s board of directors in the period after the 180th day following settlement of the Offer, in each case subject to certain exceptions relating to significant corporate transactions. Each of Stena and Fidim has also agreed not to dispose of any Mylan Shares that it owns to any third party during the period up to and including the 180th day following the settlement of the Offer.

Conditions to the Offer

The Offer will be subject to the following conditions:

(i)	the Offer being accepted to such an extent that Mylan becomes the owner of shares in Meda representing more than 90 percent of the total number of shares of Meda;

(ii)	Mylan’s Registration Statement on Form S-4 in the United States, which will register the issuance of the Mylan Shares in the Offer, becoming effective under the Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order by the Securities and Exchange Commission (the “SEC”);

(iii)	the Mylan Shares to be issued in the Offer being approved for listing on the NASDAQ Global Select Market in the United States and the Tel Aviv Stock Exchange in Israel;

(iv)	with respect to the Offer and the acquisition of Meda, receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable;

(v)	no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on Meda’s financial position or operation, including Meda’s sales, results, liquidity, equity ratio, equity or assets;

(vi)	neither the Offer nor the acquisition of Meda being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

(vii)	Meda not taking any action that is likely to impair the prerequisites for making or completing the Offer;

(viii)	no information made public by Meda or disclosed by Meda to Mylan being materially inaccurate, incomplete or misleading, and Meda having made public all information which should have been made public by it; and

(ix)	no other party announcing an offer to acquire shares in Meda on terms more favorable to the shareholders of Meda than the Offer.

Mylan reserves the right to withdraw the Offer in the event it becomes clear that any of the above conditions is not satisfied or cannot be satisfied. With regard to conditions (ii) – (ix), however, such withdrawal will only be made to the extent permitted by applicable law if the non-satisfaction is of material importance to Mylan’s acquisition of the shares in Meda.

Mylan reserves the right to waive, in whole or in part, one or more of the conditions above, including, with respect to condition (i) above, to complete the Offer at a lower level of acceptance.

Brief description of Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership. Mylan offers a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, Mylan offers a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. Mylan markets its products in approximately 165 countries and territories. Mylan’s global manufacturing and R&D platform includes more than 50 facilities, and Mylan is one of the world’s largest producers of active pharmaceutical ingredients. Every member of Mylan’s nearly 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more about Mylan at www.mylan.com.

Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands. Mylan’s corporate seat is located in Amsterdam, the Netherlands, its principal executive offices are located in Hatfield, Hertfordshire, England and Mylan N.V. group’s global headquarters are located in Canonsburg, Pennsylvania, United States. Mylan’s ordinary shares are traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange under the symbol “MYL”.

Listing of Mylan

Mylan intends to list the Mylan Shares to be issued in the Offer on the NASDAQ Global Select Market in the United States and the Tel Aviv Stock Exchange in Israel.

Due diligence

Mylan has conducted a limited confirmatory due diligence review of certain business, financial and legal information relating to Meda in connection with the preparation of the Offer. Meda has advised Mylan that, other than (a) certain unaudited internal budget information prepared by Meda’s management that will be included in the recommendation of the Offer by the Board of Directors of Meda to be published by Meda and (b) the year-end 2015 report that also will be published by Meda in connection with the publication of the recommendation of the Offer by the Board of Directors of Meda, Mylan has not received any information which has not been previously disclosed and which could reasonably be expected to affect the price of Meda shares in connection with the due diligence review.

Statement from the Swedish Securities Council in relation to the Offer

The Swedish Securities Council (Sw. Aktiemarknadsnämnden) (the Takeover Panel) has approved an extension of the period for preparing and filing the offer document with the Swedish Financial Supervisory Authority (the “SFSA”) (Sw. Finansinspektionen) from four weeks after the announcement of the Offer to eight weeks after such date. The reasons for the extension are the time-consuming process of preparing pro forma financial statements and that Mylan has certain filing requirements with the SEC (see ruling AMN 2016:02). Mylan may request an additional extension if necessary.

Indicative timetable14

Estimated date for publication of the offer document: 19 May 2016

Estimated acceptance period: 20 May 2016 to 29 July 2016

Estimated settlement date: 5 August 2016

Mylan reserves the right to extend the acceptance period and, to the extent necessary and permissible, will do so in order for the acceptance period to cover applicable decision-making procedures at relevant authorities. Mylan also reserves the right to postpone the settlement date. Mylan will announce any extension of the acceptance period and/or postponement of the settlement date by a press release in accordance with applicable laws and regulations.

The acquisition of Meda is subject to approval from competition authorities. Relevant clearances are expected to be obtained prior to the end of the acceptance period.

Brief description of Meda

Meda is a leading international specialty pharma company with a broad product portfolio sold in more than 150 countries and 2015 sales of approximately SEK 19.65 billion. Meda employs approximately 4,500 people, including a robust salesforce and marketing organization of more than 2,600. Approximately 60 percent of Meda’s product sales are in the prescription area (Rx) and approximately 40 percent are in non-prescription (OTC) products. Approximately half of Meda’s revenues derive from products in three key therapeutic areas – respiratory, dermatology and pain. Some of Meda’s leading Rx products include Dymista® (allergic rhinitis) and Elidel® (atopic dermatitis); Meda also is Mylan’s commercial partner for EpiPen® Auto-Injector in Europe. Meda’s leading OTC products include Dona® (osteoarthritis), Saugella® (women’s intimate hygiene) and CB12® (halitosis). Meda has a diversified geographic footprint with approximately 62 percent of Meda’s sales generated in Western Europe (the largest countries being Italy, Germany, France and Sweden), 19 percent in Emerging Markets (driven by China, Russia, the Middle East and Thailand) and 17 percent in the U.S. Meda has a network of seven manufacturing facilities in Europe, the U.S. and India. The Meda class A shares are listed under Large Cap on Nasdaq Stockholm. No Meda class B shares are outstanding. Learn more about Meda at www.meda.se.

Financial Effects for Mylan

The below unaudited financial information relates to information taken from each of Mylan’s and Meda’s reported financial results. Mylan’s historical financial statements have been reported in accordance with generally accepted accounting principles in the United States (“GAAP”) while Meda’s historical financial statements have been reported in accordance with International Financial Reporting Standards as adopted by the EU and differences in accounting policies may occur. The below unaudited financial information is only an aggregation of each of Mylan’s and Meda’s reported financial information for the relevant time period in order to provide an illustration of the combined company’s revenues and earnings under the assumption that the activities were conducted within the same group from the beginning of the period presented.

The aggregation should not be viewed as pro forma since adjustments have not been made for the effects of the transaction, differences in accounting policies or transaction costs. The information set forth below does not necessarily reflect the results or the financial position that Mylan and Meda together would have had if they had conducted their operations as a group during the same period. For instance, expected synergies have not been taken into account. This information is also not indicative of what the combined company’s future earnings will be. Mylan currently intends to commence reporting consolidated accounts for the combined company after the closing of the transaction.

[14]	All dates are preliminary and may be subject to change.

(in millions)
Full Year 2015	Mylan			Meda			Combined Company[15]
	USD		SEK[16]	USD[17]	SEK		USD	SEK
Revenues	9,429.3		79,594.6	2,327.6	19,648.0		11,756.9	99,242.6
Adjusted EBITDA	3,012.1	[18]	25,425.7	767.9	6,482.0	[19]	3,780.0	31,907.7

Pro forma financial information will be included in the offer document relating to the Offer, as well as in Mylan’s Registration Statement on Form S-4 to be filed with the SEC and Mylan’s EU Prospectus relating to the Offer, and may vary significantly from the combined financial information contained herein. The pro forma information included in the offer document relating to the Offer and Mylan’s EU Prospectus will be prepared in accordance with the applicable EU regulations, and the pro forma information included in Mylan’s Registration Statement on Form S-4 will be prepared in accordance with the applicable United States regulations, including the SEC’s rules; these two preparations may vary significantly from each other and from the combined financial information contained herein.

The Offer is not subject to any financing conditions. The cash portion of the Offer consideration will be financed by a new bridge credit facility arranged by Deutsche Bank Securities Inc. and Goldman Sachs Bank USA.

Compulsory acquisition and delisting

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. In connection therewith, Mylan intends to promote a delisting of the Meda shares from Nasdaq Stockholm.

Applicable law and disputes

The Offer will be governed by and construed in all respects in accordance with the substantive laws of Sweden, without regard to any conflict of law principles leading to the application of the laws of any other jurisdiction. Any dispute regarding the Offer, or which arises in connection therewith, shall be exclusively settled by Swedish courts, and the City Court of Stockholm (Sw. Stockholms tingsrätt) shall be the court of first instance.

Nasdaq Stockholm’s Takeover Rules (the “Takeover Rules”) and the Swedish Securities Council’s (Sw. Aktiemarknadsnämnden) rulings and statements on the interpretation and application of the Takeover Rules are applicable to the Offer. Furthermore, Mylan has, in accordance with the Swedish Takeover Act (Sw. lagen om offentliga uppköpserbjudanden på aktiemarknaden), contractually undertaken towards Nasdaq Stockholm to comply with the Takeover Rules and to submit to any sanctions that can be imposed on Mylan by Nasdaq Stockholm in the event of a breach of the Takeover Rules.

[15]	Combined company figures do not include the elimination of transactions between Mylan and Meda.
[16]	All SEK amounts with respect to Mylan have been converted from USD based on a SEK/USD exchange rate of 8.4412 as of 31 December 2015.
[17]	All USD amounts with respect to Meda have been converted from SEK based on a SEK/USD exchange rate of 8.4412 as of 31 December 2015.
[18]	Reflects Mylan’s 2015 EBITDA excluding non-recurring effects, primarily related to share-based compensation, litigation settlements, restructuring and other special items.
[19]	Reflects Meda’s 2015 EBITDA excluding non-recurring effects, primarily related to restructuring and the divestment of the manufacturing unit Euromed in Spain.

Advisors

In connection with the Offer, Mylan has retained Centerview Partners as financial advisor, Cravath, Swaine & Moore LLP as legal advisor, Vinge as legal advisor in Sweden and NautaDutilh as legal advisor in the Netherlands.

Hertfordshire, England

10 February 2016 (CET)

Mylan N.V.

Mylan discloses the information provided herein pursuant to the Takeover Rules. The information was submitted for publication on 10 February 2016, 10:00 p.m. CET.

Information about the Offer

Information about the Offer is made available at: medatransaction.mylan.com.

Mylan’s management team will hold an investor conference call and webcast today, 10 February 2016, at 4:30 pm Eastern Time (10:30 pm Central European Time) to discuss the Offer, as well as Mylan’s financial results for the fourth quarter and year ended December 31, 2015 and its financial guidance for 2016. To participate in the conference call, please use the following dial-in:

Participant Toll-Free U.S. Dial-In Number: +1 800 514 4861

Participant International Dial-In Number: +1 678 809 2405

To access the live webcast, please log on to Mylan’s website, www.mylan.com, at least 15 minutes before the event is scheduled to begin to register and download or install any necessary software.

For further information: ENQUIRIES: Mylan N.V., Nina Devlin (Media), +1 724 514 1968; Kris King (Investors), +1 724 514 1813.

Additional information

In connection with the Offer, an offer document will be filed with the SFSA and published by Mylan upon approval by the SFSA. In addition, Mylan expects to file certain materials with the SEC, including, among other materials, a Registration Statement on Form S-4. Mylan also expects to file an EU Prospectus with the Netherlands Authority for the Financial Markets (the “AFM”) or another competent EU authority. This communication is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This communication contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at +1 724 514 1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. A copy of this communication will be available free of charge at the following website: medatransaction.mylan.com.

Further information

The Offer, pursuant to the terms and conditions presented in this press release, is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Takeover Rules), Dutch law and U.S. law.

The distribution of this press release and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

The Offer is not being made, and this press release may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, any jurisdiction in which the making of the Offer, the distribution of this press release or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Takeover Rules), Dutch law and U.S. law.

The acceptance period for the Offer for shares of Meda described in this communication has not commenced.

Forward-looking information

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed transaction to acquire Meda, benefits and synergies of the proposed transaction, future opportunities for Mylan, Meda, or the combined company and products and any other statements regarding Mylan’s, Meda’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the proposed transaction, including as to the timing of the proposed transaction; uncertainties as to whether Mylan will be able to complete the proposed transaction; the possibility that competing offers will be made; the possibility that certain conditions to the completion of the Offer will not be satisfied; the possibility that Mylan will be unable to obtain regulatory approvals for the proposed transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the proposed transaction; the ability to meet expectations regarding the accounting and tax treatments of the proposed transaction, changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Meda being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the proposed transaction; the retention of certain key employees of Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected time-frames or at all and to successfully integrate Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute, the EpiPen® Auto-Injector to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks and costs in identifying, acquiring and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 and its other filings with the SEC. These risks and uncertainties also include those risks and uncertainties that will be discussed in the offer document to be filed with the SFSA, the Registration Statement on Form S-4 to be filed with the SEC and the EU Prospectus to be filed with the AFM or another competent EU authority. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication, except as required by law.

Non-GAAP financial measures

This communication contains non-GAAP financial measures. Non-GAAP financial measures should be considered only as a supplement to, and not as a substitute for or as a superior measure to, financial measures prepared in accordance with GAAP.

Important notice

This press release has been published in Swedish and English. In the event of any discrepancy in content between the language versions, the Swedish version shall prevail.

###